AB 9/1

BB 8/31

06009945

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 24 2006 WASH, D.C. 209

SEC FILE NUMBER
8-45018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 Comstock Avenue, Suite 200
(No. and Street)

Winter Park, (City) Florida (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Cantley (407) 672-1313
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Financial Statements

Park Financial Group, Inc.

June 30, 2006

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditors' Report

Board of Directors
Park Financial Group, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Park Financial Group, Inc. (the "Company") as of June 30, 2006, and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Financial Group, Inc. at June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of June 30, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

August 4, 2006

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

PARK FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash and cash equivalents	$ 227,164
Commissions and accounts receivable	408,192
Employee advances	8,000
Securities owned:	
Marketable, at market value	79,705
Not readily marketable, at estimated fair value	143,850
Furniture and equipment, net of accumulated depreciation of $44,807	50,506
Other assets	19,000
Deposit with clearing broker	100,448
	$1,036,865

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 326,078
Securities sold, but not yet purchased, at market value	10,375
Income taxes payable	237,482
Deferred tax liability, net	37,889
Notes payable	4,708
	616,532
Stockholder's equity:	
Common stock, $.01 par value, 100,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	303,785
Accumulated other comprehensive income	115,548
	420,333
	$ 1,036,865

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

YEAR ENDED JUNE 30, 2006

Revenues:	
Trading gains, net	$ 7,245,906
Commissions	583,368
Miscellaneous income	67,073
	7,896,347
Expenses:	
Commissions and trading participation	4,714,755
Clearing fees	755,236
Rent	164,752
Professional fees	448,861
Licenses and registrations	24,503
Payroll and payroll taxes	576,909
Telephone and communications	254,899
Interest	12,282
Other operating expenses	346,969
	7,299,166
Income before income tax expense	597,181
Income tax expense	(235,060)
Net income	362,121
Other comprehensive income:	
Unrealized gain on available-for-sale security, net of tax effect of $28,302	115,548
Comprehensive income	$ 477,669

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2006

	Common Stock		Additional Paid in		Accumulated Other Comprehensive	
	Shares	Amount	Capital	Deficit	Income	Total
Balances, July 1, 2005	100,000	$ 1,000	$ 404,795	$ (113,131)	$ -	$ 292,664
Return of capital	-	-	(101,010)	-	-	(101,010)
Dividends	-	-	-	(248,990)	-	(248,990)
Other comprehensive income	-	-	-		115,548	115,548
Net income for the year ended June 30, 2006	-	-	-	362,121	-	362,121
Balances, June 30, 2006	100,000	$ 1,000	$ 303,785	$ -	$ 115,548	$ 420,333

See accompanying notes to financial statements.

PARK FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2006

Cash flows from operating activities:	
Net income	$ 362,121
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	17,197
Changes in operating assets and liabilities:	
Increase in commissions and accounts receivable	(280,339)
Decrease in income taxes receivable	4,593
Decrease in employee advances	9,800
Decrease in due from stockholder	5,000
Decrease in securities owned, trading	48,583
Decrease in other assets	539
Increase in deposit with clearing broker	(448)
Increase in accounts payable and accrued expenses	96,507
Increase in securities sold, but not yet purchased	10,375
Increase in income taxes payable	207,459
Decrease in deferred tax liability	(3,517)
Net cash provided by operating activities	477,870
Cash flows from investing activities:	
Purchase of furniture and equipment and net cash used by investing activities	(20,108)
Cash flows from financing activities:	
Principal payments on notes payable	(17,747)
Return of capital	(101,010)
Dividends	(248,990)
Net cash used by financing activities	(367,747)
Net increase in cash and cash equivalents	90,015
Cash and cash equivalents, beginning of year	137,149
Cash and cash equivalents, end of year	$ 227,164

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Park Financial Group, Inc. (the "Company") was incorporated in 1992, under the laws of the State of Florida for the purpose of doing business as a securities broker-dealer. The Company is registered with the National Association of Securities Dealers, the Securities and Exchange Commission under the Securities Act of 1934, and the State of Florida.

The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenues of the Company are derived primarily from trading profits earned on the purchase and sale of securities and from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Cash and cash equivalents:

Cash and cash equivalents consist of amounts held in bank money market accounts and money market funds held by a brokerage.

Securities owned, not readily marketable:

Securities owned, not readily marketable consist of securities received prior to an initial public offering. These securities include restrictions on sale for a length of time after the initial public offering.

Securities owned, not readily marketable are accounted for as available-for-sale securities. Available-for-sale securities are recorded at the fair market value of the security in the accompanying Statement of Financial Condition, with the change in fair value during the period excluded from current earnings and recorded net of tax as a component of other comprehensive income. As of June 30, 2006, there were unrealized gains on securities owned, not readily marketable of $143,850.

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided on the straight-line basis over the assets' estimated useful lives, which are generally between 3-5 years.

Income taxes:

The Company records deferred income taxes using the liability method. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

Liabilities subordinated to claims of general creditors:

There were no borrowings under subordination agreements as of June 30, 2006.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Securities owned, not readily marketable:

As discussed in Note 1, securities owned, not readily marketable consist of securities purchased prior to an initial offering and are accounted for as available-for-sale securities. They are summarized as follows:

Securities, at fair value	$ 143,850
Cost basis	-
Unrealized gain	$ 143,850

There have been no sales of available-for-sale securities during the year ended June 30, 2006.

3. Notes payable:

Notes payable as of June 30, 2006, is summarized as follows:

Note payable at a rate of 7.25%, due in monthly installments of $1,111, including interest; maturing in September 2006.	$ 2,644

3. Notes payable – continued:

Note payable at a rate of 9.00%, due in monthly installments of $560, including interest; maturing in November 2006.	2,064
	4,708
Less current maturities	(4,708)
	$ -

Maturities of notes payable for years ending June 30, are as follows:

2007	$ 4,708

4. Income taxes:

The income tax expense (benefit) at June 30, 2006 is summarized as follows:

Current:	
Federal	$ 208,364
State	30,213
	238,577
Deferred:	
Federal	(3,003)
State	(514)
	(3,517)
	$ 235,060

The components of the net deferred tax liability recognized in the accompanying balance sheet at June 30, 2006 are as follows:

Deferred tax asset	$ 9,419
Deferred tax liability	(47,308)
	$ (37,889)

The income tax expense differs from the expense that would result from applying federal statutory rates to income before income tax expense due to federal surtax exemptions.

5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $184,500 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At June 30, 2006, the Company had excess net capital of $43,048 and a net capital ratio of 2.50 to 1.

6. Credit risk:

Cash is maintained in a high quality financial institution. Cash balances, at times, may exceed federally insured limits.

Additionally, cash balances are maintained by the Company's clearing agents. Such amounts, totaling approximately $260,000, are not covered by federal depositor's insurance at June 30, 2006.

7. Lease:

The Company leases its office space under a fourteen-month operating lease. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for utilities and sales tax. The lease payments are guaranteed by the stockholder. The monthly rental expense for this lease is approximately $11,080.

Rent expense for the year ended June 20, 2006 was $164,752. Future net minimum lease payments are as follows:

Year ending June 30,	
2007	$ 121,872

8. Supplemental disclosures of cash flow information:

During the year ended June 30, 2006, cash was paid as follows:

Interest	$ 12,282
Income taxes	$ 1,096

9. Contingencies:

During the year ended June 30, 2006, the Company was a defendant in an arbitration proceeding alleging that the Company, along with other co-defendants including the Company's prior clearing firm, was responsible for monetary losses in the claimant's securities accounts. After the case was adjourned, the Company's prior clearing firm filed a motion with the NASD arbitration panel seeking to add a new cross-claim against the Company for indemnification for any amount the clearing firm has to pay the claimants. The Company intends to vigorously defend itself against this proceeding. Management and legal counsel believe that there will not be an adverse outcome because the claims against the prior clearing firm are for independent causes of action, rather than simply as clearing agent in the normal course of business.

In addition, the Company was named a defendant in an arbitration proceeding claiming an alleged sales practice violation. The parties are now engaged in the process of arguing its Partial Motion to Dismiss and discovery has not yet been exchanged. Because of the early state of this claim, legal counsel believes that it is too early to assess the possibility of an adverse outcome.

Lastly, the Company has received two notices from the United States Securities and Exchange Commission that the staff plans on recommending charges against the Company for violations of various sections of the Securities Act of 1933, the Securities Exchange Act of 1934, and underlying rules of both. Settlement negotiations are currently ongoing, but the Securities and Exchange Commission has not specified a range of monetary fines that could be imposed.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2006

Total stockholder's equity	$ 420,333
Adjustments:	
Add: Deferred tax liability related to nonallowable assets	37,889
Deduct: Nonallowable assets:	
Employee advances	(8,000)
Securities owned, not readily marketable	(143,850)
Furniture and equipment, net	(50,506)
Less: related liabilities	8,701
Other assets	(19,000)
Net capital before haircuts on securities positions	245,567
Haircuts on securities positions	(18,019)
Net capital	$ 227,548

Reconciliation with Company's computation:	
Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$ 236,832
Audit adjustments:	
Beginning deferred tax liability add-back	13,104
Adjustments to accounts payable and accrued expenses	(22,388)
	$ 227,548

See auditors' report.

PARK FINANCIAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2006

Accounts payable and accrued expenses	$ 326,078
Income taxes payable	237,482
Notes payable	4,708
Aggregate indebtedness	$ 568,268
Ratio of aggregate indebtedness to net capital	2.50

See auditors' report.

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

Independent Auditors' Report On Internal
Control Structure Required By Sec Rule 17A-5

Board of Directors
Park Financial Group, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Park Financial Group, Inc. (the "Company") for the year ended June 30, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 4, 2006